Exhibit 99.1

Alpha and Omega Semiconductor Acquires Agape Package Manufacturing

SUNNYVALE, Calif., November 30, 2010 — Alpha and Omega Semiconductor Limited, or AOS (Nasdaq: AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced that it has entered into definitive share purchase agreements for the acquisition of all of the outstanding shares of Agape Package Manufacturing Ltd., or APM, that are not already owned by AOS. APM is a provider of semiconductor packaging and testing services. The consideration for the acquisition is approximately $38 million, comprising of approximately $17 million in cash and 1.8 million AOS’s common shares.

Prior to this acquisition, AOS held 43% equity stake in APM, which was accounted for under the equity method of accounting. Upon closing of this acquisition, APM will become a wholly-owned subsidiary of AOS and its financial results will be fully consolidated in the financial statements of AOS.

AOS currently accounts for approximately 75% of APM’s production output. We do not anticipate any substantive change after this acquisition, and APM will continue to provide capacity and services to APM’s existing customers without interruption.

“This acquisition represents a successful execution of our long-term strategy to expand manufacturing capacity as our business grows. We believe that this will have a positive impact on our gross margin and profitability” said Dr. Mike Chang, Chief Executive Officer and Chairman of AOS. “We expect a smooth transition and integration after the acquisition since we already have an excellent working relationship with APM.”

The transaction has been approved by our board of directors. The transaction is subject to customary closing conditions and expected to be closed in early December 2010.

About AOS

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel displays, battery packs, portable media players and power supplies. For more information, please visit www.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends and market conditions. These forward-looking statements include, without limitation, statements relating to production capacity and gross margin, closing of the APM transaction and integration of the APM business. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the ability to integrate the APM business, introduce and develop new products that achieve market acceptance, the ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry, and other risks as described in our filings with the Securities and Exchange Commission, including our annual report on Form 20-F filed on September 2, 2010. Although we believe that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Alpha and Omega Semiconductor Limited
Investor Relations
Hao Guan
(408)789-3204
hguan@aosmd.com